Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

RBC Capital Markets, LLC

200 Vesey Street, 8th Floor

New York, NY 10281

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

VIA EDGAR

October 28, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Mr. Gabriel Eckstein, Esq., Staff Attorney
Mr. Matthew Crispino, Esq., Staff Attorney
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant

Re:	GDS Holdings Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333- 213951)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time on November 1, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 5,533 copies of the Company’s Preliminary Prospectus dated October 19, 2016 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

As representative of the several underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ Anthony Kontoleon
Name: Anthony Kontoleon
Title: Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

J.P. Morgan Securities LLC

By:	/s/ Alice Takhtajan
Name: Alice Takhtajan
Title: Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

Citigroup Global Markets Inc.

By:	/s/ Ho-Yin Lee
Name: Ho-Yin Lee
Title: Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

RBC Capital Markets, LLC

By:	/s/ Madonna Park
Name: Madonna Park
Title: Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

China Renaissance Securities (Hong Kong) Limited

By:	/s/ Jason Lam
Name: Jason Lam
Title: Head of IBD, President of China Renaissance Securities (Hong Kong) Limited

[Signature Page to Acceleration Request (Underwriters)]